EXHIBIT 99.1

RADVISION LTD.
NOTICE OF 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2010 Annual General Meeting of Shareholders (the “Annual Meeting”) of RADVISION Ltd. (the “Company”), will be held at 10:00 a.m. (local Israel time) on Wednesday November 17th, at the Company’s offices at 24 Raoul Wallenberg Street, Tel Aviv, Israel.

1.
 Agenda of the Annual Meeting.  The purpose of the Annual Meeting is to consider and vote upon the following matters: (i) To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2010 and until the annual general meeting of shareholders to be held in 2011, and to authorize the Board of Directors of the Company (the “Board”) to delegate to the Audit Committee of the Board (the “Committee”) the authority to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services; (ii) To re-elect Messrs. Zohar Zisapel and Efraim Wachtel as Class C directors for additional three-year terms; (iii) To review and discuss the Company’s directors’ annual report to shareholders, auditor’s report, and consolidated financial statements for the year ended December 31, 2009; and (iv) To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

2.	Summary of the Proposed Resolutions. At the Annual Meeting, shareholders will be asked to approve the following resolutions:

1.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2010 and until the annual general meeting of shareholders to be held in 2011, and to authorize the Board to delegate to the Committee the authority to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services;

2.	To re-elect Messrs. Zohar Zisapel and Efraim Wachtel as Class C directors for additional three-year terms;

In addition, to transact such other business as may properly come before the annual general meeting of shareholders or any adjournment thereof.

 3. Majority Required for Adoption of the Foregoing Resolutions. The approval of the proposed resolutions (i) and (ii) require the affirmative vote of a majority of the ordinary shares present at the Annual Meeting in person or by proxy, and voting on the matter.

4.  Record Date. The Board has set October 12th, 2010 as the record date for the Annual Meeting (the “Record Date”). Only shareholders of record owning the Company’s ordinary shares at the close of business on the Record Date are entitled to vote and attend the Annual Meeting. Shareholders who hold ordinary shares, as of the Record Date, through a nominee company which is a shareholder of record of the Company, shall be entitled to vote at the Annual Meeting if they submit, at least forty eight (48) hours prior to the appointed time of the Annual Meeting, to the registered office of the Company an approval signed by the nominee company with whom the ordinary shares of such shareholder are registered acknowledging that the shareholder is the beneficial owner of such shares (the “Approval”).  The approval shall include the details required pursuant to Regulation 2 of the Israeli Companies Regulations (Proof of Ownership of a share for the Purpose of Voting in a General Meeting), 5670-2000 and Form 1 annexed thereto.

Copies of the full text of the proposed resolutions to be adopted at the Annual Meeting may be reviewed, upon coordination in advance with Rael Kolevsohn at Tel+ 972 3 767 9394 or Fax+ 972 3 767 9323 at the offices of RADVISION Ltd., 24 Raoul Wallenberg Street, Tel Aviv, Israel,  Sunday – Thursday between 09:00 and 15:00.

October 7th 2010